SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________

SCHEDULE 13D
(Rule 13d-101)

 Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AdCare Health Systems, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

000650W300
(CUSIP Number)

Michael Fox
Park City Capital, LLC
12400 Coit Road, Suite 800
Dallas, Texas 75251
(214) 954-0333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a Copy to:
George Lee
Lee & Stone, LLP
Republic Center, Suite 2250
325 N. St. Paul Street
Dallas, Texas 75201

August 26, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[   ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP 00650W300	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 513,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 513,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS PARK CITY SPECIAL OPPORTUNITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 146,250
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS CCM OPPORTUNISTIC PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2I		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 744,750
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 744,750
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS PCC SOF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 146,250
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,250
	8	SHARED VOTING POWER 744,750
	9	SOLE DISPOSITIVE POWER 5,250
	10	SHARED DISPOSITIVE POWER 744,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS CCM OPPORTUNISTIC ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS A. JOHN KNAPP, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 85,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 85,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 10 of 15 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2013, with respect to the Common Stock of AdCare Health Systems, Inc., an Ohio corporation (the “Issuer”).

Item 4.	Purpose of the Transaction.

Item 4 is amended and supplemented to add the following information for updating as of the date of this Amendment:

On August 26, 2013, on behalf of the Reporting Persons, Michael J. Fox, sent to the Issuer the letter that is attached to this Amendment as Exhibit 5.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented to add the following information for updating as of the date of this Amendment:

Exhibit 5	Letter from Michael J. Fox to David Tenwick, Chairman of the Board of the Issuer dated August 26, 2013

CUSIP 00650W300	13D	Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	August 26, 2013

PARK CITY CAPITAL OFFSHORE MASTER, LTD.		PARK CITY CAPITAL, LLC
By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox, Director		Michael J. Fox, Manager
PCC SOF GP LLC		MICHAEL J. FOX
By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox, Managing Member		Michael J. Fox

PARK CITY CAPITAL SPECIAL OPPORTUNITY FUND, LP		CCM OPPORTUNISTIC PARTNERS, LP
By:	PCC SOF GP LLC, its general partner	By:	CCM Opportunistic Partners GP, LP, its general partner

By:	/s/ Michael J. Fox	By:	CCM GP, LLC, its general partner
Michael J. Fox,
	Managing Member	By:	/s/ A. John Knapp, Jr.
A. John Knapp, Jr.
Manager
CCM OPPORTUNISTIC ADVISORS, LLC		A. JOHN KNAPP, JR.
By:	/s/ A. John Knapp, Jr.	By:	/s/ A. John Knapp, Jr.
	A. John Knapp, Jr.,		A. John Knapp, Jr.
Manager

PARK CITY CAPITAL
Exhibit 5
August 26, 2013

Mr. David Tenwick
Chairman of the Board
AdCare Health Systems, Inc

Dear Dave,

Thank you for meeting with me on Monday August 12, 2013 to discuss the plan we laid out in the letter I sent you on July 15, 2013.  I appreciate your willingness to listen to our ideas and potentially adding me to the Board of Directors of AdCare Health Systems, Inc. (“AdCare” or the “Company”).

In this letter, we incorporate your and Boyd’s comments on the plan we discussed in our previous letter, accounting for the capitalized rent for the operating company, which Boyd mentioned, as well as the updated information the Company provided in its most recent earnings release.  In this letter we also present a REIT conversion scenario that would split the Company into a REIT and an operating company.  This plan may be the most favorable outcome because it would result in an even higher value for the real estate, could be more beneficial to shareholders from a tax perspective, and shareholders that remain shareholders in the REIT would receive a sizable dividend.

Our analysis, which is outlined below illustrates that in the REIT conversion scenario, the REIT would be worth $5.28 per share and pay an annual dividend of $0.28 per share (5.4% dividend yield).  We estimate the operating company would be worth $6.43 per share, resulting in a combined value of the REIT and the operating company of $11.71 per share.

We also continue to believe the Company’s owned real estate could be sold to a REIT and the Company could pay off its debt and have approximately $4.03 per share in cash to distribute to shareholders.  In addition, we believe that the remaining operating company would be debt free and worth $6.43 per share, representing a total value of $10.46 per share.

12400 Coit Road, Suite 800
Dallas, TX 75251
214.954.0333

PARK CITY CAPITAL
We believe the operating company would be worth $6.43 per share.  We continue to believe that management, or perhaps another management team, should easily achieve double digit EBITDAR margins by the fourth quarter of 2013, and should achieve double-digit EBITDA margins over time.  Table 1 shows that the Company’s peers earned trailing twelve month EBITDAR margins of 12.7%.  In addition, Table 1 shows that the Company’s peers trade at a mean EV/EBITDAR multiple of 7.5x.

Table 1:  Company Peers Trade at 7.5x EBITDAR

Company	TTM EBITDAR Margin	EV/EBITDAR	TTM EBITDA Margin	EV/EBITDA
Ensign Group	13.9%	8.6x	12.4%	9.7x
Skilled Healthcare	11.4%	6.4x	9.2%	7.9x
Average	12.7%	7.5x	10.8%	8.8x
Source:  Company filings and Park City Capital estimates.

Table 2 illustrates at 7.5x EV/EBITDAR, the operating company would be worth $6.43 per share assuming a revenue run rate of $230 million and a 12.7% EBITDAR margin.

Table 2:  Operating Company Should Trade at $6.43 per Share

Sales	$230,000,000
EBITDAR Margin	12.7%
EBITDAR	$29,210,000
EV/EBITDAR	7.5	x
Enterprise Value	219,075,000
Cash	10,928,000
Capitalized Rent	69,300,000
Market Value	160,703,000
Shares	25,000,000
Price	$6.43
Source:  Company filings and Park City Capital estimates.
Note:  This analysis assumes conversion of convertible notes.

In a sale-lease back scenario, we continue to believe the Company’s real estate portfolio is worth $4.03 per share.  According to Levin Associates, in 2012 REITs paid an average of $89,300 per bed for skilled nursing facilities.  Table 3 shows that if the Company’s owned facilities were sold for $90,000 per bed, these assets would generate approximately $242 million.  At June 30, 2013, the Company had total debt (excluding the convertible notes) of approximately $141 million.  If the Company were to use the proceeds to pay back all of its debt (excluding the convertible notes), it would have approximately $101 million ($4.03 per share) to distribute to shareholders in a special one-time dividend.

Table 3:  Real Estate Asset Sale Should Generate Net Cash of $4.03 per Share

Owned Beds	2,691
Sales Price Per Bed	$90,000
Proceeds	242,190,000
Debt	141,374,000
Net Cash	100,816,000
Shares	25,000,000
Net Cash Per Share	$4.03
Source:  Company filings and Park City Capital estimates.
Note:  This analysis assumes conversion of convertible notes.

PARK CITY CAPITAL

In a REIT conversion scenario, we estimate the REIT would be worth $5.28 per share and would pay a $0.28 per share annual dividend, representing a 5.4% annual dividend yield.  In this scenario, the combined value of the REIT and the operating company would be $11.71 per share. As mentioned above, this plan may be the most favorable outcome because it would result in an even higher value for the real estate, could be more beneficial to shareholders from a tax perspective, and shareholders that remain shareholders in the REIT would receive a sizable dividend.

Table 4 illustrates how the REIT would be able to pay a $0.28 annual dividend per share assuming a 9% capitalization rate and the aforementioned $90,000 value per bed.  We annualized the Company’s second quarter of 2013 interest expense and applied a 6.0% of rental income G&A expense, which is in-line with peers.  In an effort to triangulate rental income from multiple calculations, in Table 5, we calculated the rental income for the REIT using a coverage ratio of 1.3x.

Table 4: AdCare REIT Should Trade at $5.28 per Share		Table 5: Rental Income Check
Owned Beds	2,691	Sales	$230,000,000
Value Per Bed	$90,000	EBITDAR Margin	12.5%
Carrying Value	242,190,000	EBITDAR	28,750,000
Cap Rate	9.0%	Coverage Ratio	1.3	x
Rental Income	21,797,100	Rental Income	$22,115,385
Interest Expense	13,412,000
G&A Expense	1,307,826
Spread	7,077,274
Shares	25,000,000
Dividend per Share	0.28
Yield	5.4%
Price per Share	$5.28
Source:  Company filings and Park City Capital estimates.
Note:  This analysis assumes conversion of convertible notes and a 100% dividend payout ratio.

Table 6 shows the current dividend yield on AdCare’s senior housing REIT peer group of 5.4%, based on stock prices as of August 23, 2013.

Table 6:  Senior Housing REITs Trade at a 5.4% Dividend Yield
Company	Dividend Yield
Health Care REIT	4.9%
AVIV REIT	5.5%
Sabra Health Care REIT	5.9%
HCP	5.1%
Omega Healthcare Investors	6.3%
National Health Investors	4.8%
LTC Properties	5.1%
Average	5.4%
Source:  Company filings and Park City Capital estimates.

PARK CITY CAPITAL

AdCare is at a defining moment and I challenge you to take action.  As Chairman, you have a unique opportunity and obligation to maximize shareholder value.  The shareholders are depending on you and we are confident that you will do the right thing.  I'll remind you that when we met we spoke a lot about how in hindsight there were many mistakes that have been made over the past couple years.  When weighing the decisions and alternatives that are currently in front of you, we urge you to look into the future and make them with the benefit of what you might know 12 months from now.  Now is the time for action!

Sincerely,
/s/ Michael Fox
Michael Fox
Founder and CEO
Park City Capital, LLC

cc:	Chris Brogdon
Vice Chairman, Adcare Health Systems, Inc
Boyd Gentry
CEO, Adcare Health Systems, Inc
George Lee
Partner, Lee and Stone, LLP
Richard Heller
Partner, Thompson Hine, LLP